Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Actavis plc

Subject Company: Allergan, Inc.

Form S-4 File No. 333-201242

DATE:	January 15, 2015
TO:	Actavis and Allergan Colleagues
FROM:	Brent Saunders, CEO and President, Actavis
David Pyott, Chairman and CEO, Allergan
RE:	Pre-Integration Planning Activities Off to Great Start in 2015

We want to extend our wishes for a happy and successful New Year to all employees. In December, we kicked off our Pre-Integration Planning, and, after a brief break for the holidays work has resumed and great progress is being made. We are encouraged by the collaboration we are seeing and are even more confident that this combination and our people will create one of the most successful pharmaceutical companies in the world.

Around the world, teams from both Actavis and Allergan have been meeting to help position the combined company to spring forward as a global leader in Growth Pharma. We would like to share some insight into the meetings, outcomes and work achieved to date.

International Commercial Teams Meet in Marlow, UK

On Tuesday and Wednesday January 6 and 7, leaders from Actavis’ and Allergan’s international businesses met in Marlow, UK to architect the organization that will drive our combined company’s expected $5.1 billion in annual international sales. The team focused on getting to know each other and each other’s business, potential models and structures for the combined international organization, and preliminary sales and cost synergies.

By the end of the very productive two-day session, the teams had agreed on a draft commercial model for the combined international business. The model, which does not include any staffing or location decisions, envisions a “one company” approach in regions and countries with strong brand and generic representation. The countries and regions will have accountability for sales and profit performance to enhance customer centricity and business opportunity. This model will now be reviewed by the Integration Management Office and executives from both companies before sharing more broadly at the end of January. Once approved, the teams will then go back and consider staffing/location decisions, subject to usual information and consultation as per our agreements, which will be communicated once finalized.

Brands R&D Teams Meet in Jersey City, NJ, USA

Inspired by the opportunity to build a truly world-class R&D organization, Actavis’ and Allergan’s brands R&D leadership teams also met January 6th and 7th in Jersey City. The agenda of this meeting followed a similar structure as the International Commercial Teams: understanding each other’s business, exchanging initial ideas for a combined R&D organization and discussing opportunities for cost synergies.

The group agreed on a list of key deliverables, including committing to: forming a world-class combined R&D entity that leverages the best of both organizations; ensuring that the go-forward company is a fantastic place to work for R&D colleagues; maintaining ongoing operations without disruption, including ensuring pipelines progress appropriately; and meeting publicly-committed targets for R&D investment.

The team will now begin work to build the proposed combined organizational model and formulate the strategies for ensuring the achievement of key deliverables. Similar to the International Commercial group, no staffing or location decisions were discussed and those decisions will also be communicated once they are finalized.

U.S. Branded Rx and Medical Business Kickoff Meetings

The U.S. branded Rx and Medical leadership teams met on January 6th and 7th. In addition to getting to know each other and each teams’ respective businesses, the participants spent time reviewing the key products and more than 20 upcoming potential product launches. This provided additional context for planning investment and resource allocation decisions for the combined company.

The teams also defined what success would look like for 2015 and beyond – double-digit sales growth, a more efficient organization, and consistent focus on customer satisfaction. To achieve this, the groups will focus on building businesses that leverage the best qualities of both Actavis and Allergan. The groups also emphasized the importance of maintaining business momentum and protecting customers from disruption.

Ongoing Team Meetings to Continue

Over the coming weeks, the Pre-Integration functional planning teams will continue to meet to discuss the combined functional organization designs, Day 1 priorities and interdependencies; and opportunities for cost synergies. We will continue to keep you updated on these teams and outcomes of their working sessions through memos and the Integration Update publication. Additionally, you have our commitment that any organizational structure, staffing and location decisions will be communicated as soon as those decisions are finalized. Please note that any proposals for staffing will be subject to information and consultation requirements where required by agreements or law.

Our excitement for the combination is building as we continue preparations for the expected combination of Actavis and Allergan in the coming months. The spirit and culture of the Actavis and Allergan leadership teams is driving very successful Pre-Integration planning activities. Our joint teams will continue to work together to make the combined company one of the most successful and revolutionary combinations in the history of the pharmaceutical industry.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ or Allergan’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ and Allergan’s respective goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ or Allergan’s current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Allergan’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Allergan’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ and Allergan’s respective periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2013, as amended by Actavis’ Current Reports on Form 8-K filed on May 20, 2014 and December 5, 2014, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, in Warner Chilcott Limited’s Registration Statement on Form S-4 effective as of October 15, 2014, and the related prospectus, Allergan’s Annual Report on Form 10-K for the year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2014, and from time to time in Actavis’ and Allergan’s respective other investor communications. Except as expressly required by law, each of Actavis and Allergan disclaim any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Actavis and Allergan that also constitutes a preliminary prospectus of Actavis. The registration statement is not complete and will be further amended. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Allergan. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the preliminary joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis are available free of charge on Actavis’ internet website at www. Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan are available free of charge on Allergan’s internet website at www.Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger is set forth in the preliminary joint proxy statement/prospectus and will be set forth in the definitive joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis’ proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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